05009157

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

SEC MAIL PROCESSING
RECEIVED
JUN 20 2005
WASH. D.C. 209 SECTION

GOLD PEAK

June 17, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SUPPL

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of Poll Results of the Company's Extraordinary General Meeting held on May 20, 2005	May 23, 2005
Announcement of 2004/05 Final Results of CIH Limited (For the 15 months ended March 31, 2005)	May 25, 2005
Announcement of 2004/05 Final Results of GP Industries Limited	May 26, 2005
Form SC1 – Return of Allotments of the Company	June 9, 2005
Voluntary Announcement – Cadmium Over-exposure Incident	June 13, 2005
Announcement of 2004/05 Final Results of the Company	June 14, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Exemption# 82-3604

The Standard May 23, 2005

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

EXTRAORDINARY GENERAL MEETING HELD ON MAY 20, 2005 POLL RESULTS

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that the poll results in respect of the ordinary resolution proposed at the Extraordinary General Meeting (the "EGM") held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on May 20, 2005 were as follows:-

RESOLUTION PROPOSED AT THE EGM	NO. OF VOTES (%)	
	FOR	AGAINST
Ordinary Resolution	266,789,427 (100%)	Nil (0%)
As all the votes were cast in favour of the ordinary resolution, the ordinary resolution was passed unanimously.		

As at the date of the EGM, the issued share capital of the Company comprises 549,035,067 shares which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. Save as described below, there were no restrictions on the shareholders of the Company (the "Shareholders") casting votes on the resolution proposed at the EGM.

As stated in the circular of the Company dated May 5, 2005 (the "Circular"), any connected person with a material interest in the Transaction (as defined in the Circular), and any Shareholder with a material interest in the Transaction and its associates did not vote at the EGM. The Purchasers (as defined in the Circular) and their respective associates were required to abstain from voting at the EGM as stated in the Circular and had done so at the EGM.

Abacus Share Registrars Limited acted as scrutineers for the purpose of the poll at the EGM.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 20, 2005

www.goldpeak.com

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

COPY

表格 Form **SC1**

SEC MAIL RECEIVED PROCESSING
JUN 20 2005
WASH, D.C. 205 SECTION

公司編號 Company Number: 54055

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

Exemption# 82-3604

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	07	06	2005
至 To			

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	125,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	167,500

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	274,642,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

09/06/2005 15:11:38
Submission No.: 229011575
CR NO.: 0054055
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$168.00

Paid By

Receipt No.	Method	Amount(HKD)
292290015878	Cash	$168.00

Total Paid $168.00

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	250,000	0.50	1.17	Nil	0.67	167,500

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Lo Siew Kiong, John	18A, Tower 10, Island Harbour View 11 Hoi Fai Road, Kowloon	250,000	
	各類別股份分配的總數 Total Shares Allotted by Class	250,000	

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 09/06/2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

The Standard June 13, 2005

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

VOLUNTARY ANNOUNCEMENT – CADMIUM OVER-EXPOSURE INCIDENT

This announcement contains certain information about Huizhou PP and Huizhou ABT in relation to the Incident.

The Company made an announcement on 5 July 2004 with respect to the Incident where the cadmium levels of a number of workers in Huizhou PP and Huizhou ABT were found to have exceeded the relevant occupational standards.

The Incident relates to Huizhou PP and Huizhou ABT, which are subsidiaries of GP Batteries. GP Batteries is a 49.1%-owned Singapore-listed associate of GP Industries Limited which is in turn owned as to 87.1% by the Company.

The Company and GP Batteries are committed to maintain the highest safety, quality and performance standards of their products and, as a matter of paramount importance, to secure the occupational safety, hygiene and health of their employees.

With respect to the Incident, the Company understands from GP Batteries that:

1. All employees of Huizhou PP and Huizhou ABT totalling approximately 2,700 have undergone health checks since July 2004. According to GBZ17-2002, 6 have been diagnosed with "mild chronic occupational cadmium poisoning" and about 370 have been classified as "Under Observation". Apart from 18 employees who are presently staying at the Guangdong Provincial Occupational Disease Control Hospital, all employees aforementioned can lead normal lives and will take medical checks on an annual basis until their body cadmium levels recede to normal. Huizhou PP and Huizhou ABT have offered all the above employees continual employment in accordance with PRC labour law until their statutory age of retirement. Those employees who opted to terminate their employment contracts have received compensation in the form of a special one-time subsidy as referred to in paragraph 3 below, one-month pay for each year of service, and medical and other allowances which is above the level of compensation required under PRC labour law.
2. 65 employees who left Huizhou PP and Huizhou ABT of their own accord have taken legal actions against the two companies and each of them has claimed for damages of RMB250,000. Of these 65 employees, 61 received the above compensation whereas the remaining 4 were not diagnosed with cadmium over-exposure and they were therefore not entitled to such compensation. The cases were heard on 18 March 2005 and 18 May 2005 and judgement has yet to be delivered.
3. GP Batteries is in the process of setting up an industrial safety fund to provide financial assistance and support beyond PRC labour law requirements to employees who are diagnosed as "mild chronic occupational cadmium poisoning" or classified as "Under Observation" under GBZ17-2002. As a provisional arrangement, a special one-time subsidy in the total sum of approximately RMB4.4 million had been distributed to these employees as immediate assistance.
4. GP Batteries has stepped up employees' training on environment, health and safety, including the setting-up of environment, health and safety committees with worker representations.
5. Following audits by the international accreditation body, the ISO14000 accreditation about environmental management for Huizhou PP and Huizhou ABT, which expired in 2004, has been renewed in early 2005.
6. Based on its final results announcement for the year ended 31 March 2005, GP Batteries has incurred compensation, medical and hospital expenses for affected workers in the aggregate sum of S$6.1 million (equivalent to approximately HK$28.4 million based on an exchange rate of S$1 to HK$4.65).

In this announcement, the following definitions are adopted:

"GP Batteries"	GP Batteries International Limited, the securities of which are listed on the Singapore Exchange Securities Trading Limited
"GBZ17-2002"	Diagnostic Criteria of Occupational Cadmium Poisoning issued by Ministry of Health, PRC
"HK$"	the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China
"Huizhou PP"	Huizhou Power Pack Company Limited (惠州超霸電池有限公司), a subsidiary of GP Batteries in Huizhou, Guangdong Province, PRC
"Huizhou ABT"	Huizhou Advance Battery Technology Company Limited (惠州先進電池有限公司), a subsidiary of GP Batteries in Huizhou, Guangdong Province, PRC
"Incident"	the incident in which workers at Huizhou PP and Huizhou ABT were found with cadmium over-exposure
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan
"RMB"	the lawful currency of PRC
"S$"	the lawful currency of the Republic of Singapore

As at the date of this announcement, the Board of Directors consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors; Mr. Vincent Cheung Ting Kau as Non-Executive Director, and Mr. Lui Ming Wah and Mr Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, 10 June 2005
www.goldpeak.com

Exemption# 82-3604

The Standard May 27, 2005

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004/2005 Final Results of GP Industries Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2005. GP Industries' turnover increased by 40.1% over the last year to S$524.7 million. Net profit decreased by 52.9% to S$38.2 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group"), for the year ended March 31, 2005. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

UNAUDITED CONSOLIDATED RESULTS OF GP INDUSTRIES FOR THE YEAR ENDED MARCH 31, 2005

	2004/2005		*2003/2004 (Restated)*	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	524,707	2,442,616	374,545	1,684,104
Cost of sales	(403,774)	(1,879,649)	(297,937)	(1,339,644)
Gross profit	120,933	562,967	76,608	344,460
Other operating income	19,523	90,883	4,359	19,600
Distribution costs	(63,040)	(293,464)	(30,181)	(135,706)
Administrative expenses	(63,113)	(293,803)	(37,061)	(166,641)
Exchange gain	6,309	29,370	2,010	9,038
Other operating expenses	(1,992)	(9,273)	(2,018)	(9,074)
Operating profit	18,620	86,680	13,717	61,677
Finance costs	(10,143)	(47,218)	(6,044)	(27,176)
Share of results of associates	30,664	142,747	109,020	490,198
Exceptional items	16,274	75,759	(17,171)	(77,208)
Profit before taxation	55,415	257,968	99,522	447,491
Taxation	(15,982)	(74,399)	(17,397)	(78,224)
Profit after taxation	39,433	183,569	82,125	369,267
Minority interests	(1,195)	(5,563)	(977)	(4,393)
Net profit	38,238	178,006	81,148	364,874
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	8.35	38.87	17.95	80.71
Dividend per share				
Final	2.00	9.31	3.20	14.39
Special	-	-	1.50	6.74
	2.00	9.31	4.70	21.13

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at an average exchange rate for the respective periods.

REVIEW OF RESULTS

Sales for the financial year increased to S$524.7 million, which was 40% more than the last financial year. The Electronics Business reported a 9% sales growth. Consolidation of CIHL also contributed S$116.9 million or 31% to the sales growth.

The Electronics Business continued to perform well and reported a 14% increase in profit before interest, taxation and exceptional items. However, excluding exceptional items, net contributions from GP Batteries decreased by 57% while losses of CIHL increased in this financial year. In addition, GP Industries Group reported a net exceptional gain of S$9.7 million in the financial year which was significantly lower than the net exceptional gain of S$37.4 million in last year. As a result, profit attributable to shareholders decreased from S$81.1 million to S$38.2 million.

Basic earnings per share for the financial year, based on the weighted average number of 457,721,145 shares in issue (2004: 451,999,584 shares), decreased from 17.95 Singapore cents to 8.35 Singapore cents.

BUSINESS REVIEW

Electronics

The Electronics Business continued to perform well with a sales growth of 2% in the fourth quarter and 9% in the financial year over the respective periods last year. Sales of electronics products increased strongly by 25% in the fourth quarter and by 17% in the financial year, mainly from more sales of professional and commercial electronics products. Components manufacturing associates also continued to perform well and reported a 26% increase in profit contribution. For the financial year, operating profit before interest, taxation and exceptional items from the electronics and components business increased by over 34%. GP Industries Group also divested, within the financial year, its interest in the 41.56% owned automotive electronics manufacturing associate, Jiangsu Toppower Tech Co., Ltd., and recorded a pre-tax exceptional gain of S$9.2 million.

Sales from the wire harness business dropped by 3% in the fourth quarter but registered an 11% increase during the financial year with steady profit contribution. Demand from automotive manufacturers in Japan remained steady while demand from customers in the US continued to grow strongly. However, the financial austerity program in China continued to affect the demand for cars in China and reduced the profit contribution from GP Industries' associates in the wire harness business. GP Industries' 44.75% owned cable business continued to perform well with sales increased by 21% over last year. Profit contribution also improved by 37% for the financial year despite rising material costs. As a result, profit before interest, taxation and exceptional items of the harness and cable business decreased by 13%.

Sales from the loudspeaker business decreased by 2% during the financial year but sales of branded speakers increased by 2%. The acoustics business remained profitable despite higher distribution costs incurred in promoting new products.

CIHL

CIH Limited ("CIHL") has changed its financial year end from December 31 to March 31 to align its reporting period to that of GP Industries. Accordingly, the latest financial period of CIHL covered a period of 15 months from January 1, 2004 to March 31, 2005.

During the 15 months ended March 31, 2005, sales of the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), increased by 52% compared with the financial year ended December 31, 2003. This comprised sales growth of approximately 25% for the 12 months ended December 31, 2004 plus the additional 3 months' sales in 2005. The improvement in sales was due to favorable business environments in CIHL's markets in Asia and strong building activities in the Middle East. However, as only 50% of CAHL's turnover has been taken up by CIHL using proportionate consolidation, the reported sales for its 15 months financial period decreased by 17% to S$157 million compared with its financial year ended December 31, 2003.

For the 15 months ended March 31, 2005, CIHL reported an operating loss before exceptional items, due mainly to lower gross margin as a result of rising raw material costs, disposal of slow moving stocks and higher distribution and administrative costs. During the period, CIHL also reported an exchange gain of S$2.3 million, mainly from conversion of Australian dollar deposits into Singapore dollar deposits.

In China, despite stiffer competition, sales of electronic control and data-communication products achieved strong growth. In Hong Kong, sales improved due to a strong recovery in the residential market and increased activities in the development and renovation of hotels and service apartments. In other Asian markets, competition remained intense but performances improved except Singapore and Vietnam. In the Middle East, strong sales growth was achieved with higher levels of building activities.

GP Batteries

For the year ended March 31, 2005, GP Batteries' turnover was S$893.9 million, an increase of 8% over the previous year. The consolidated net profit after taxation and minority interests decreased from S$45.2 million to S$1.8 million.

Turnover grew mainly due to improved sales of Alkaline primary cylindrical batteries by 34% and Nickel Metal Hydride rechargeable batteries by 22% over the previous year. However, this was partially offset by the 34% decrease in sales of 9-volt Alkaline batteries.

Gross profit margin decreased mainly due to high raw material prices and keen competition in the Lithium Ion market as a result of over supply.

During the financial year, GP Batteries reported a net exceptional loss of S$18.8 million, which consisted of (i) losses provided for the Danionics project, (ii) compensation, medical and hospital expenses of workers affected in the Cadmium issue in its two plants in Huizhou, China, and (iii) net gain from the revaluation of investment properties and investments.

GP Batteries also reported substantially higher taxation charge for the financial year due to provisions made in respect of assessments raised for prior years for one of its subsidiaries in Hong Kong.

PROSPECTS

While economists are forecasting reduced global growth expectations, the sales and profit outlook for the Electronics Business remains steady. However, high raw material prices and the new European Union's Environment Directives on Waste Electrical and Electronic Equipment (WEEE and RoHS), which GP Industries is preparing for compliance, have added cost and complexity to the business.

The business for GP Batteries will continue to be affected by high raw material prices. However, the aggressive improvement program taken by the management of GP Batteries is expected to improve GP Batteries' performance in the current financial year. CIHL's business will also benefit from the recovery of property market in most Asian countries in spite of intense competition.

The financial austerity program implemented by the Chinese Government will continue to affect GP Industries' sales and profit contribution from the China market. Increasing interest rates will also affect GP Industries' borrowing cost.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 26, 2005

www.goldpeak.com

Exemption# 82-3604

The Standard May 26, 2005

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004/05 Final Results of CIH Limited (For the 15 months ended March 31, 2005)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of CIHL, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the 15 months ended March 31, 2005. CIHL's turnover decreased by 17% to S$157 million and it recorded a profit of S$0.85 million for the 15 months ended March 31, 2005.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the 15 months ended March 31, 2005. CIHL is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

CIHL UNAUDITED CONSOLIDATED RESULTS

	For 15 months ended March 31, 2005		For year ended December 31, 2003 *(Restated)*	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	156,995	730,843	189,274	858,377
Cost of sales	(108,941)	(507,142)	(127,662)	(578,966)
Gross profit	48,054	223,701	61,612	279,411
Other operating income	15,494	72,128	8,756	39,708
Distribution expenses	(34,917)	(162,546)	(34,284)	(155,478)
Administrative expenses	(30,154)	(140,373)	(28,195)	(127,864)
Exchange gain	2,269	10,563	1,565	7,097
Other operating expenses	(1,480)	(6,890)	(4,020)	(18,231)
(Loss)/Profit from operations	(734)	(3,417)	5,434	24,643
Finance costs	(5,047)	(23,495)	(6,720)	(30,475)
Share of results of associates	(726)	(3,380)	13,717	62,207
Exceptional items	9,970	46,413	107,883	489,249
Profit before taxation	3,463	16,121	120,314	545,624
Taxation	(2,077)	(9,669)	(12,945)	(58,705)
Profit after taxation	1,386	6,452	107,369	486,919
Minority interests	(533)	(2,481)	(1,508)	(6,839)
Net profit	853	3,971	105,861	480,080
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	0.7	3.3	87.5	396.8
Dividend per share	*S cents*	*HK cents*	S cents	HK cents
- Final	4.0	18.6	2.0	9.1
- Special	-	-	10.0	45.3
	4.0	18.6	12.0	54.4

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

On October 20, 2004, CIHL announced the change of its financial year-end from December 31 to March 31 to align its financial year with that of GP Industries Limited, which became CIHL's immediate holding company in April 2004. Consequently, the accounts of CIHL for this financial period covered a period of 15 months from January 1, 2004 to March 31, 2005.

During the 15 months ended March 31, 2005, sales of the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), increased by 52% compared with the financial year ended December 31, 2003. This comprised sales growth of approximately 25% for the 12 months ended December 31, 2004 plus the additional 3 months' sales in 2005. The improvement in sales was due to favourable business sentiments in its markets in Asia and strong building activities in the Middle East. However, as only 50% of CAHL's sales has been taken up by CIHL Group using proportionate consolidation, the reported sales for the 15 months financial period decreased by 17% to S$157 million compared with that of the financial year ended December 31, 2003.

An operating loss before exceptional items and share of results of associated companies of S$5.8 million was recorded for the 15 months ended March 31, 2005. This was mainly due to a lower gross margin of 30.6% versus 32.6% of the previous year as a result of rising cost of raw materials, disposal of slow moving stocks and higher distribution and administrative costs. The realized exchange gain of S$2.3 million was mainly due to the conversion of Australian dollar deposits into Singapore dollar deposits.

In China, competition continued to be keen. The austerity measures implemented by the Chinese government including the tightening of credit caused slow-down in some of the major projects. Nevertheless, strong sales growth was achieved in the electronic control and data-communication products. In Hong Kong, the improvement in sales was due to a strong recovery in the residential market and increased activities in the development and renovation of hotels and service apartments.

Competition in other Asian markets remained intense but CIHL's performance in these markets improved except Singapore and Vietnam. During the financial period under review, the integration of wiring accessories, electronic control and datacom operations in Singapore was completed. The relocation and integration of CAHL's manufacturing facilities from Dongguan to Huizhou in China, and from Johor Bahru to Shah Alam in Malaysia, to enhance efficiency and profitability have also been completed.

In the Middle East, strong sales growth was achieved due to higher levels of building activity in the region. The new manufacturing facility in Sharjah International Free Zone set up in June 2004 continued to expand with the installation and commissioning of new injection and extrusion equipment.

The sales for light fittings in China have slowed down due to the disruption caused by the change from the Pierlite to GP brand. Efforts are currently concentrated to promote the GP brand of light fitting products in China. Promotional activities including product launches, seminars and roadshows were held in major cities such as Tianjin, Shenyang, Shanghai, Hangzhou, Changsha and Xiamen. The GP branded products are targeting projects at the high and medium priced market segments. To ensure cost competitiveness, the existing product ranges are being re-engineered.

During the financial period, share of losses incurred by associated companies amounted to S$0.7 million compared with a profit of S$13.7 million recorded for the financial year ended December 31, 2003. This was mainly due to the disposal of CIHL Group's entire 52.4% interest and 39.8% interest in Gerard Industries Pty Ltd in Australia and Lovato SpA in Italy respectively at the end of 2003. Consequently, the taxation charge for the financial period reported on was substantially lower.

PROSPECTS

Most of the markets are expected to continue growing but competition will remain keen. In China, the measures undertaken by the Central Government, including the imposition of capital gains tax in Shanghai and the general tightening of credit, are expected to have an impact on the building industry.

To counter the rising raw material prices and contain operating expenses, CAHL will focus on productivity improvement and cost control. The introduction of the new C-Concept range of wiring accessories in Thailand, Taiwan, the Philippines and Korea will strengthen its position to grow its business there. The introduction of the high-end C-Metro and re-launch of mid-priced C-Profile range of electrical wiring accessories will spearhead CAHL's growth in other markets.

To broaden its range of light fitting products, CIHL Group has invested in a 10% equity interest in Primo Lite Co., Ltd in Taiwan which develops, manufactures and supplies Light Emitting Diode ("LED") light fitting products and accessories to building projects and OEM customers. CIHL Group will continue to invest and grow its light fittings business with a particular focus on LED light fitting products. The new factory in Shanghai for general light fitting products will become operational in July 2005, and it will enhance CIHL's competitiveness by providing a shorter delivery time for customised products for project sales. Efforts will be concentrated to aggressively promote its GP brand name. CIHL Group will continue to expand its product ranges and set up new sales offices to strengthen its distribution network.

As part of its efforts to rationalise its existing investments, CIHL has decreased its investment in Gerard Corporation Pty Ltd in Australia from 40% to 19%. CIHL Group will continue to explore investment opportunities and rationalise its existing investments.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 25, 2005
www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

2004/2005 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Turnover for all divisions: HK$7,787 million, up 20.0%
- Consolidated turnover: HK$2,179 million, up 29.4%
- Profit attributable to shareholders: HK$70 million, down 59.6%
- Earnings per share: 12.92 Hong Kong cents, down 60.0%
- Proposed final dividend per share: 3.0 Hong Kong cents (2003/04: final dividend of 5.0 Hong Kong cents and special dividend of 5.0 Hong Kong cents)

BUSINESS REVIEW

GP Industries (87.1%-owned by Gold Peak)

GP Industries' achieved a 40% growth in turnover, with 9% from the Electronics Business and 31% from consolidation of CIH Limited ("CIHL"). However, its net profit dropped by 52.9% since GP Industries' net exceptional gain for the financial year was significantly lower than that of the previous year. Also, net contribution from GP Batteries decreased by 57% while operating losses of CIHL increased.

1. *Electronics Business*
   - Sales increased by 9% mainly from increased sales of professional and commercial electronics products. Components manufacturing associates continued to perform well. Operating profit before interest, taxation and exceptional items from the electronics and components businesses increased by 34%.
   - Sales from the wire harness subsidiaries increased by 11% with steady profit contribution. Demand from customers in the United States continued to grow strongly. However, profit contribution from its harness associates in China reduced significantly as a result of China's financial austerity measures which continued to affect the demand for cars. The 44.8%-owned cable business continued to perform well with improved profit contribution. Operating profit before interest, taxation and exceptional items from the harness and cable businesses decreased by 13%.
   - The acoustics business remained slightly profitable despite higher distribution costs incurred in promoting new products.
   - During the year, GP Industries divested its 41.6%-owned automotive electronics manufacturing associate, Jiangsu Toppower Automotive Electronics Co., Ltd., and recorded a pre-tax exceptional gain of S$9.2 million.

2. *CIH Limited (67.6%-owned by GP Industries)*
   - In April 2004, GP Industries increased its interest in CIHL to above 50% via purchases in the open market, making CIHL a subsidiary. CIHL has changed its financial year end from December 31 to March 31, and its reported financial period covered 15 months from January 1, 2004 to March 31, 2005.
   - Sales of the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), increased by 52% (25% for the 12 months ended December 31, 2004 plus the additional 3 months' sales in 2005) due to favorable business environments in its markets in Asia and strong building activities in the Middle East.
   - However, CIHL reported an operating loss of S$5.8 million before exceptional items, mainly due to lower gross margin as a result of rising material costs, disposal of slow-moving stocks combined with higher distribution and administrative costs.

3. *GP Batteries (49.1%-owned by GP Industries)*
   - GP Batteries reported an 8% increase in turnover despite keen competition. However, operating profit before exceptional items and taxation decreased by 25%. A net exceptional loss of S$18.8 million was recorded during the year, resulting in a 96% decrease in the profit attributable to shareholders.
   - Turnover grew mainly due to increased sales of alkaline primary cylindrical batteries by 34% and Nickel Metal Hydride rechargeable batteries by 22%. This was partially offset by a 34% decrease in sales of 9-volt alkaline batteries.
   - Gross profit margin decreased mainly due to high material prices and keen competition in the Lithium Ion market as a result of over-supply.

Notes:

1. **Adoption of Hong Kong Financial Reporting Standards**
   In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has early adopted Hong Kong Accounting Standard ("HKAS") 40 "Investment Property" in the financial statements for the year ended March 31, 2005.

   The adoption of HKAS 40 has resulted in the changes in the Group's accounting policies for the valuation of investment properties. In prior years, increases in valuation of investment properties were credited to investment property revaluation reserve whereas decreases in valuations were firstly set off against revaluation reserve and thereafter charged to the income statement.

   The adoption of HKAS 40 has led to an increase in share of results of associates for the year of HK$12,801,000 and the adoption of HKAS 40 has had no significant effect on the results for prior accounting period. Accordingly no prior period adjustment had been required.

2. **Segmental Information**
   (i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2005	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	254,041	1,904,390	-	20,750	-	2,179,181
Inter segment sales	4	-	-	-	(4)	-
Total sales	254,045	1,904,390	-	20,750	(4)	2,179,181
Results						
Segment results	21,770	88,491	-	37,233	-	147,494
Unallocated corporate expenses						(67,227)
Other corporate income						16,843
Profit from operations						97,110
Net investment gain						27,068
Finance costs						
- segment	(4,144)	(35,660)	-	(9,079)	-	(48,883)
- corporate						(30,472)
Share of results of associates	(4,391)	99,978	51,829	(13,885)	-	133,531
Share of results of jointly controlled entities	-	-	-	(49,912)	-	(49,912)
Amortization of goodwill/ Realisation of negative goodwill on acquisition of associates						(3,242)
Net gain on disposal/partial disposal/deemed partial disposal of subsidiaries and associates						35,727
Profit before taxation						160,927
Taxation						(67,287)
Profit before minority interests						93,640
Minority interests						(23,345)
Net profit for the year						70,295

For the year ended Technology

6. **Taxation**

	2005 HK$'000	2004 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	9,633	8,846
Taxation in jurisdictions other than Hong Kong	14,676	7,305
Deferred taxation	(9,206)	2,146
Sub-total	15,103	18,297
Share of taxation of associates:		
Hong Kong Profits Tax	15,591	4,041
Taxation in jurisdictions other than Hong Kong	19,042	50,161
Deferred taxation	10,891	7,588
Sub-total	45,524	61,790
Share of taxation of jointly controlled entities:		
Hong Kong Profits Tax	24	-
Taxation in jurisdictions other than Hong Kong	6,210	-
Deferred taxation	426	-
Sub-total	6,660	-
Total	67,287	80,087

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings Per Share**
   The calculation of the basic and diluted earnings per share for the years ended March 31, 2005 and 2004 is computed based on the following data:

Earnings	2005 HK$'000	2004 HK$'000
Net profit for the year and earnings for the purpose of basic earnings per share	70,295	173,813
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(1,098)	(5,692)
Adjustment resulting from the assumed conversion of the convertible note	(2,002)	(16,396)
Earnings for the purpose of diluted earnings per share	67,195	151,725
Number of Shares	'000	'000
Weighted average number of shares for the purpose of basic earnings per share	544,226	537,955
Effect of dilutive potential shares on share options	6,123	6,951
Weighted average number of shares for the purpose of diluted earnings per share	550,349	544,906

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited, a 87.14% owned subsidiary of the Company.

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2005 amounted to HK$2,179 million, increased by 29.4% over the previous year. The consolidated profit attributable to shareholders was HK$70 million, decreased by 59.6% when compared with the consolidated net profit of HK$173.8 million for the previous year. Basic earnings per

This was partially offset by a 34% decrease in sales of 9-volt alkaline batteries.

- Gross profit margin decreased mainly due to high material prices and keen competition in the Lithium Ion market as a result of over-supply.
- Exceptional items of S$18.8 million were reported which consisted of (i) losses provided for the Danish Danionics project (S$19.0 million); (ii) compensation, medical and hospital expenses of workers affected in the Cadmium issue in its plants in Huizhou, China (S$6.1 million); and (iii) net gain (S$6.3 million) from the revaluation of investment properties and investments.

Technology & Strategic Division

- Lighthouse Technologies Limited, 46.6%-owned by Gold Peak and 29.6%-owned by CIHL, became a subsidiary of the Group as a result of CIHL becoming a subsidiary of GP Industries in April 2004. Consolidation of Lighthouse contributed HK$254 million, or 15.1%, to the turnover growth of the Group.
- The market for LED screens showed signs of improvement in the second half of the financial year but competition remained keen. Lighthouse continued to incur expenses on streamlining its operations and developing new products. As a result, it still suffered a loss during the year.
- Lighthouse has been looking for vertical integration opportunities to further enhance its productivity and competitiveness.

PROSPECTS

Demand for most of the Group's and its major associates' products remains positive. However, business is expected to continue facing volatile and competitive market conditions. High material prices, rising interest rates as well as the financial austerity measures implemented in China will continue to affect most of the manufacturers.

Business for GP Industries' electronics business is expected to remain steady. However, the new European Union's Environment Directives which the Group is preparing for compliance have added cost and complexity to the business.

CIHL will aim at capitalizing on the growth of property market in many Asian countries and expanding its high-end, high margin offerings, such as the ULTI and C-Bus systems. It will also continue to invest and grow its light fittings business with a particular focus on LED light fitting products.

The performance of GP Batteries will continue to be affected by high material prices and rising interest rates. GP Batteries' management has undertaken an aggressive cost-cutting program which should improve significantly its performance in the current financial year.

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended March 31, 2005 as follows: –

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	2,179,181	1,684,460
Cost of sales		(1,701,251)	(1,334,532)
Gross profit		477,930	349,928
Other operating income		174,243	56,621
Selling and distribution expenses		(222,361)	(158,592)
Administrative expenses		(328,817)	(207,268)
Other operating expenses	3	(3,885)	(7,634)
Profit from operations	4	97,110	33,055
Net investment gain (loss)	5	27,068	(79,895)
Finance costs		(79,355)	(62,178)
Share of results of associates		133,531	460,283
Share of results of jointly controlled entities		(49,912)	–
Amortisation of goodwill/Realisation of negative goodwill on acquisition of associates		(3,242)	(5,788)
Net gain (loss) on disposal/partial disposal/deemed partial disposal of subsidiaries and associates		35,727	(15,722)
Impairment losses recognised for goodwill on acquisition of subsidiaries and associates		–	(24,789)
Profit before taxation		160,927	304,966
Taxation	6	(67,287)	(80,087)
Profit before minority interests		93,640	224,879
Minority interests		(23,345)	(51,066)
Net profit for the year		70,295	173,813
Dividends			
Interim		21,953	21,927
Final		16,479	27,149
Special		–	27,149
		38,432	76,225
Earnings per share (cents)	7		
Basic		12.92	32.31

Minority interests						(23,345)
Net profit for the year						70,295

For the year ended March 31, 2004	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	358	1,684,102	–	–	–	1,684,460
Inter segment sales	43	–	–	–	(43)	–
Total sales	401	1,684,102	–	–	(43)	1,684,460
Results						
Segment results	15,245	60,178	–	–	–	75,423
Unallocated corporate expenses						(61,989)
Other corporate income						19,621
Profit from operations						33,055
Net investment loss						(79,895)
Finance costs						
– segment	(1,050)	(30,916)	–	–	–	(31,966)
– corporate						(30,212)
Share of results of associates	428	101,583	121,541	236,731	–	460,283
Impairment losses recognised for goodwill on acquisition of subsidiaries and associates						(24,789)
Amortisation of goodwill/ Realisation of negative goodwill on acquisition of associates						(5,788)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(15,722)
Profit before taxation						304,966
Taxation						(80,087)
Profit before minority interests						224,879
Minority interests						(51,066)
Net profit for the year						173,813

(ii) *Secondary segment information for the Group based on geographical segments*

	Turnover 2005 HK$'000	Turnover 2004 HK$'000	Profit (loss) before taxation 2005 HK$'000	Profit (loss) before taxation 2004 HK$'000
The People's Republic of China				
– Hong Kong	119,004	70,877	17,195	48,659
– Mainland China	230,026	143,091	54,555	79,428
Other Asian countries	687,783	623,407	9,412	38,718
Europe	543,313	411,482	(21,917)	41,292
North & South America	491,832	367,593	63,291	33,451
Australia & New Zealand	95,958	60,170	26,117	51,654
Others	11,265	7,840	12,274	11,764
	2,179,181	1,684,460	160,927	304,966

3. **Other Operating Expenses**

	2005 HK$'000	2004 HK$'000
Amortisation of goodwill on acquisition of subsidiaries	3,885	1,233
Restructuring cost for speaker businesses	–	6,401
	3,885	7,634

4. **Profit from Operations**

	2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	16,798	–
Amortisation of trademarks	4,182	4,183
Depreciation and amortisation on:		
Owned assets	67,755	43,987
Assets held under finance leases	1,196	1,335
Gain on disposal of investment properties	1,192	–

5. **Net Investment Gain (Loss)**

	2005 HK$'000	2004 HK$'000
Net unrealised holding gain (loss) on investments in securities	30,349	(79,895)
Recovery of investments in e-business	879	–
Impairment loss recognised in respect of investment securities	(4,160)	–
	27,068	(79,895)

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2005 amounted to HK$2,179 million, increased by 29.4% over the previous year. The consolidated profit attributable to shareholders was HK$70 million, decreased by 59.6% when compared with the consolidated net profit of HK$173.8 million for the previous year. Basic earnings per share for the year amounted to 12.92 cents as compared to 32.31 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings increased by HK$418 million to HK$2,258 million. The increase was mainly due to the consolidation of CIHL and Lighthouse since they became subsidiaries of the Group in April 2004. As at March 31, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$2,119 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.07 (March 31, 2004: 1.19). The gearing ratios of the Company, GP Industries and GP Batteries were 0.94 (March 31, 2004: 0.89), 0.48 (March 31, 2004: 0.48) and 0.94 (March 31, 2004: 0.75) respectively. The gearing ratio of CIHL at March 31, 2005 was 0.02 and it maintained a net cash position at December 31, 2003.

The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks as appropriate. At March 31, 2005, 54% (March 31, 2004: 45%) of the Group's bank borrowings was revolving or repayable within one year whereas 46% (March 31, 2004: 55%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 13%, 34% and 46% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In April 2005, the Company arranged a club deal of HK$300 million for general working capital purposes.

EMPLOYEES AND REMUNERATION POLICIES

As at March 31, 2005, the Group and the operations of major business divisions employed over 20,000 people worldwide (2004: 18,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in respective countries where the Group has operations. In addition to basic salary, bonuses and share options may also be granted to eligible employees at the discretion of the Board and based on the performance of the individual employee as well as the Group.

DIVIDENDS

An interim dividend of 4.0 cents (2004: 4.0 cents) per share was paid in December 2004.

The Board has proposed at the forthcoming annual general meeting the payment of a final dividend of 3.0 cents (2004: final dividend of 5.0 cents and special dividend of 5.0 cents) per share to shareholders on the Register of Shareholders of the Company on September 14, 2005, making a total dividend of 7.0 cents (2004: 14.0 cents) per share for the whole year. If approved at the forthcoming annual general meeting, the proposed final dividend will be paid on September 27, 2005.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 14, 2005.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 9, 2005 to September 14, 2005, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on September 8, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year, except that the Company's independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Article of Association.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, and Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 13, 2005

www.goldpeak.com